P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

April 16, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Transamerica Series Trust (the “Trust”)

(File Nos. 033-00507; 811-04419)

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 104 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(b)(1)(iii) under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of delaying, until May 1, 2012, the effectiveness of Post-Effective Amendment No. 101 to the Registration Statement of Transamerica Series Trust on behalf of Transamerica Clarion Global Real Estate Securities VP and Post-Effective Amendment No. 102 to the Registration Statement of Transamerica Series Trust on behalf of Transamerica Legg Mason Dynamic Asset Allocation - Balanced VP and Transamerica Legg Mason Dynamic Asset Allocation - Growth VP (“PEA 101” and “PEA 102”, respectively) as filed with the Securities and Exchange Commission pursuant to Rule 485(a) under the Securities Act of 1933 on January 27, 2012 (Accession Number: 0001193125-12-027430) and February 2, 2012 (Accession Number: 0001193125-12-037098), respectively, pursuant to Rule 485(a) under the 1933 Act.

The delaying of the effectiveness of PEA 101 and PEA 102 relates only to Transamerica Clarion Global Real Estate Securities VP, Transamerica Legg Mason Dynamic Allocation – Balanced VP, and Transamerica Legg Mason Dynamic Allocation – Growth VP, Initial and Service Classes.

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Sincerely,

/s/ Tanya L. Goins
Tanya L. Goins
Senior Counsel

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